UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

 (Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1, or this Amendment, to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission by Gazit-Globe Ltd. (referred to herein as Gazit or the Company) on July 11, 2016 (the second Form 6-K furnished that day by the Company), or the Original Form 6-K, is being furnished in order to correct two inadvertent typographical errors in the Original Form 6-K.

The Original Form 6-K referred in its “Contents” to the Company’s report to the Tel Aviv Stock Exchange, or the TASE, and Israeli Securities Authority, or the ISA, as to the updated holdings of the Company’s ordinary shares by the Company’s interested parties, officers and directors as of June 30, 2016, along with changes in such holdings over the course of the “first quarter” of 2016. That reference should have instead been to the “second quarter” of 2016. Similarly, in Exhibit 99.1 to the Original Form 6-K, which is an English summary of that report to the TASE and ISA, the Original Form 6-K inadvertently referred to “Changes in holdings during Quarter Ended March 31, 2016”. That reference should instead be to changes in holdings during the quarter ended June 30, 2016.

Other than the foregoing two corrections, this Amendment does not amend the Original Form 6-K in any manner.

CONTENTS

On July 7, 2016, as required under Regulation 33(c) of the Israeli Securities Regulations (Immediate and Periodic Reports) 1970, Gazit-Globe Ltd. (referred to herein as Gazit or the Company) reported to the Tel Aviv Stock Exchange and Israeli Securities Authority the updated holdings of the Company’s ordinary shares, par value NIS 1.0 per share, by the Company’s interested parties, officers and directors as of June 30, 2016, along with changes in such holdings over the course of the second quarter of 2016. An English summary of that report is furnished as Exhibit 99.1 to this amended Report of Foreign Private Issuer on Form 6-K/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: July 11, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Quarterly Report (as of June 30, 2016) regarding updated holdings and changes in holdings of Interested Parties, Officers and Directors

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